SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QWEST COMMUNICATIONS INTERNATIONAL INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% CONVERTIBLE SENIOR NOTES DUE 2025
(Title of Class of Securities)

749121 BY 4
(CUSIP Number of Class of Securities)

Stephen E. Brilz

Vice President and Deputy General Counsel

Qwest Communications International Inc.

1801 California Street

Denver, Colorado 80202

303-992-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Richard M. Russo
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4200

Denver, Colorado 80202

303-298-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,117,817,000.00	$79,700.35

*                 Calculated solely for purposes of determining the filing fee.  The purchase price of the 3.50% Convertible Senior Notes due 2025 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding.  As of October 13, 2010 there was $1,117,817,000.00 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $1,117,817,000.00.

**          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,700.35

Form or Registration No.: Schedule TO-I (File No. 005-53477)

Filing Party: Qwest Communications International Inc.

Date Filed: October 14, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-l.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (File No. 005-53477) filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2010 by Qwest Communications International Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, as amended and supplemented by Amendment No. 1 thereto (“Amendment No. 1”) filed by the Company with the SEC on October 19, 2010 and Amendment No. 2 thereto (“Amendment No. 2”) filed by the Company with the SEC on November 3, 2010 (as amended and supplemented by Amendment No. 1 and Amendment No. 2, the “Original Schedule TO” and, as further amended and supplemented by this Amendment No. 3, the “Schedule TO”), with respect to the right of each holder of the Company’s outstanding 3.50% Convertible Senior Notes due 2025 (the “Securities”) to sell and the obligation of the Company to purchase the Securities pursuant to the Indenture, dated as of November 8, 2005, between the Company and U.S. Bank National Association, as trustee, as supplemented by a First Supplemental Indenture, dated as of November 8, 2005, as described in the Company’s Put Right Purchase Offer to Holders of 3.50% Convertible Senior Notes due 2025, dated October 14, 2010 (as amended and supplemented by Amendment No. 1 and Amendment No. 2, the “Put Right Purchase Offer”), which is attached as an exhibit to the Schedule TO.

This Amendment No. 3 is the final amendment to the Schedule TO.

Items 1 through 9.

The Original Schedule TO and the Put Right Purchase Offer are each hereby amended and supplemented by adding the following to the Put Right Purchase Offer :

“The right of each holder of Securities to sell their Securities to the Company as described in the Put Right Purchase Offer expired at 5:00 p.m., New York City time, on Friday, November 12, 2010 (the “Expiration Date”).  Based on final information provided to the Company by U.S. Bank National Association, the trustee and paying agent, no Securities were validly surrendered for purchase pursuant to the Put Right Purchase Offer.  Accordingly, no Securities will be purchased by the Company pursuant to the Put Right Purchase Offer.  As of the Expiration Date, approximately $1.118 billion in aggregate principal amount of the Securities remains outstanding.

As previously announced, the Company has elected to redeem all of the then outstanding Securities on November 18, 2010 (the “Redemption Date”), at a redemption price equal to 100% of principal amount of the Notes, plus accrued and unpaid interest thereon to, but not including, the Redemption Date, as further described in the redemption notice (the “Redemption Notice”) issued to holders of Securities by the Company and attached as an exhibit to the Company’s current report on Form 8-K, filed with the SEC on October 19, 2010.  As further described in the Redemption Notice, pursuant to the terms of and subject to the conditions set forth in the indenture governing the Securities, holders of Securities may surrender their Securities for conversion at any time prior to the close of business on November 17, 2010.”

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QWEST COMMUNICATIONS INTERNATIONAL INC.

DATE: November 15, 2010	By:	/s/ STEPHEN E. BRILZ
	Name:	Stephen E. Brilz
	Title:	Vice President and Assistant Secretary